PBF Energy Inc.
1 Sylvan Way, Second Floor
Parsippany, NJ 07054
Office	973.455.7500
Fax	973.455.7562
www.pbfenergy.com

July 15, 2016

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	PBF Energy Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 29, 2016
File No. 001-35764

Dear Mr. Hiller:
Set forth below are responses to your comment letter, dated July 5, 2016, regarding the Company's Form 10-K for the Fiscal Year ended December 31, 2015 (the "2015 Form 10-K"). Capitalized terms used but not defined herein have the meanings specified in the 2015 Form 10-K.
For your convenience, the Staff's comment is set forth below in italics, followed by our response. Please note that all references to page numbers in our response refer to the page numbers of the 2015 Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2015
Part I – page 3
1.	In the first paragraph, you indicate that the term "our" refers to you and your consolidated subsidiaries, which include limited partnerships and LLCs. You then state that you "make certain forward-looking statements, including statements regarding our plans, strategies, objectives, expectations, intentions, and resources, under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995." However, Exchange Act Section 21E(b)(2)(E) states that the section does not apply to a forward-looking statement "relating to the operations of, a partnership, limited liability company, or a direct participation investment program." Therefore, please delete any references to the safe harbor or state explicitly that the safe harbor protections the PSLRA provides do not apply to statements you make relating to such operations.
In response to the Staff's comments in its future filings, the Company will state that although the "Cautionary Statement for the Purpose of Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995" applies to PBF Energy Inc. and its consolidated subsidiaries, the safe harbor provisions shall not apply to the extent a statement relates to the operations of a partnership or limited liability company.
Business, page 4
2.	You make sales in foreign countries (page 4) and you refer to increased operating income attributable to foreign jurisdictions (page 75). See also the tabular disclosure and footnote 1 at pages F-57 and F-58. As such, please provide all the financial information about geographic areas that Item 101(d) of Regulation S-K requires.
We acknowledge the Staff's comment, however, we do not believe disclosure of our foreign operations in accordance with Item 101(d) of Regulation S-K is meaningful based on its relative significance to our consolidated results. Our operations in foreign jurisdictions pertain solely to our wholly-owned subsidiary, PBF Energy Limited, which conducts business in Canada. PBF Energy Limited's main operating activities involve the acquisition of crude oil in Canada which is in turn sold to a domestic subsidiary for utilization in our refining operations. Such sales of crude oil from PBF Energy Limited to our domestic subsidiaries are intercompany transactions that are eliminated in consolidation at the PBF Energy Inc. level. Although these intercompany sales transactions eliminate in our consolidated results, they are recorded at the PBF Energy Limited entity for tax reporting purposes resulting in the operating income in foreign jurisdictions noted in the income tax expense analysis on page 75 and our income tax footnote on pages F-57 and F-58.
PBF Energy Limited does recognize a relatively small volume of third party refined product sales outside the United States. However, such third party refined product sales in foreign countries in 2015 constituted an insignificant portion of total revenue (approximately $101.7 million or 0.77% of the Company's total overall revenue of approximately $13.1 billion in 2015). These third party sales are executed on an opportunistic basis and do not reflect the primary purpose of PBF Energy Limited's foreign operations. Moreover, PBF Energy Limited does not have any long-lived assets on its balance sheet.
Based on the factors outlined above, we do not believe our operations outside the United States are material and disclosure under Item 101 (d) of Regulation S-K would not be meaningful to readers of our 2015 Form 10-K. To the extent operations outside the United States become material, the Company will provide disclosures in accordance with Item 101 (d) of Regulation S-K in future filings.
Management's Discussion and Analysis of Financial Condition and Results of Operations
2015 Compared to 2014, page 73
3.	Your revenues declined 33.8% during the year ended December 31, 2015. However, you do not disclose here that the largest component of the decline was the $5.5 billion decrease in revenues attributable to gasoline and distillates (see Note 19 at page F-56). You also do not describe the relative impact that decreased realized sales prices for those items or other material factors had on the magnitude of the decrease. Please expand your disclosure to include the impact of any factors that materially affected your revenues during the subject periods. Additionally, describe any known trends or uncertainties that had a material favorable or unfavorable impact on net sales or revenues. See Item 303(a)(3) of Regulation S-K.
We acknowledge the Staff's comment and note our overall revenue decline experienced in 2015 included a $5.5 billion decrease in revenues attributable to gasoline and distillates as disclosed in Note 19 at page F-56. The refining industry in which we operate is subject to periods of significant volatility due to fluctuations in hydrocarbon commodity prices that represent the primary input and output of our operations. The movement of hydrocarbon commodity prices is typically influenced by a variety of economic, market, environmental and political conditions outside of our control. We believe readers of our financial statements are aware of the correlation between changes in hydrocarbon commodity prices and the corresponding impact on revenue for our Company and we present key commodity prices in our market indicators table on page 72, which can be utilized for further financial analysis.  For example, we present average prices for Dated Brent Crude and West Texas Intermediate (WTI) crude oil for 2015 and 2014 on page 72 and show prices of $52.56 and $48.71 in 2015, respectively, in comparison to $98.95 and $93.28 in 2014, respectively. By adjusting the benchmark crude prices for the corresponding benchmark crack spreads also presented on page 72 (Dated Brent 2-1-1 and WTI 4-3-1), an implied average revenue per barrel can be calculated which indicates  a decrease in revenue of approximately 38% in comparison to 2014. Such a decrease is relatively consistent with the 32% decrease in total gasoline and distillate revenue when comparing 2015 to 2014. In addition, as changes in commodity prices are separately presented and outside of our control, we focus our revenue discussion on sales volumes and other operational factors while providing the market data for readers to analyze price drivers as needed. Aside from the price and volume drivers discussed above, there were no other trends or uncertainties that materially impacted our net sales or revenues during the periods presented.
However, in acknowledgement of the Staff's comment, we will prospectively expand on this disclosure in future filings and provide further detail on price factors when there are significant fluctuations in revenues in comparison periods to comply with the requirements of Item 303(a)(3) of Regulation S-K. Using 2015 as an example, we would propose to make additional disclosures similar to the following to describe the revenue fluctuations in comparison to 2014, within future filings:
 "Revenues per barrel were $63.59 and $109.77 in 2015 and 2014, respectively, a decrease of 42% directly related to lower hydrocarbon commodity prices primarily related to gasoline and distillates sales."

Non-GAAP Financial Measures, page 78
4.	We note that the press releases regarding your results of operations for the fourth quarter of 2015 and the first quarter of 2016, filed on Form 8-K on February 11, 2016 and April 28, 2016 present various non-GAAP measures with greater prominence than GAAP measures, which is inconsistent with the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, in particular C&DI 102.10. Please review this guidance when preparing your next earnings release.
In response to the Staff's comment, in future filings we will prospectively ensure our earnings releases are consistent with the Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, in particular C&DI 102.10, and will not present non-GAAP measures with greater prominence than GAAP measures.
* * * *
In connection with the above, the Company acknowledges that:
1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call the undersigned at (973) 455-7554 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Erik Young

Erik Young,
Chief Financial Officer

cc:                 Jeanette Wong, Staff Accountant
H. Roger Schwall, Assistant Director
Trecia Canty, General Counsel